UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

April 27, 2021

INTEC PHARMA LTD.

(Exact name of registrant as specified in its charter)

Israel	001-37521	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12 Hartom St. Har Hotzvim
Jerusalem, Israel	9777512
(Address of principal executive offices)	(Zip Code)

+ 972-2-586-4657
(Registrant’s telephone number, including area code) (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	NTEC	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On April 27, 2021, Intec Pharma Ltd., an Israeli company (the “Company” or “Intec Israel”), Intec Parent, Inc., a Delaware corporation (“Intec Parent”), and Domestication Merger Sub Ltd., an Israeli company and a wholly owned subsidiary of Intec Parent ( “Domestication Merger Sub”), entered into an Agreement and Plan of Merger (the “Domestication Merger Agreement”), pursuant to which Domestication Merger Sub will merge with and into Intec Israel, with Intec Israel being the surviving entity and a wholly owned subsidiary of Intec Parent (the “Domestication Merger”). The Domestication Merger Agreement is being entered into in connection with the previously announced Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated March 15, 2021, by and among the Company, Intec Parent, Domestication Merger Sub, Dillon Merger Subsidiary, Inc. (“Merger Sub”) and Decoy Biosystems, Inc., a Delaware corporation (“Decoy”), whereby upon satisfaction of certain closing conditions set forth in the Merger Agreement, including consummation of the Domestication Merger, Merger Sub will merge with and into Decoy, with Decoy being the surviving entity and a wholly owned subsidiary of Intec Parent (the “Merger”).

Pursuant to the Domestication Merger Agreement, all ordinary shares of Intec Israel, having no par value per share (the “Intec Israel Shares”), outstanding immediately prior to the Domestication Merger will convert, on a one-for-one basis, into shares of Intec Parent common stock, $0.01 par value per share (“Intec Parent Common Stock”), and all options and warrants to purchase Intec Israel Shares outstanding immediately prior to the Domestication Merger will be exchanged for equivalent securities of Intec Parent. Immediately following the Domestication Merger, Intec Israel will become a wholly owned subsidiary of Intec Parent, and (i) Intec Israel will continue to possess all of Intec Israel’s assets, rights, powers and property as constituted immediately prior to the Domestication Merger; (ii) Intec Israel will continue to be subject to all of its debts, liabilities and obligations as constituted immediately prior to the Domestication Merger; and (iii) each issued and outstanding Intec Israel Share will be deemed converted into the right to receive one share of Intec Parent Common Stock.

Consummation of the Domestication Merger is subject to certain closing conditions, including, among other things, (i) the receipt of a domestication tax ruling from the Israeli Tax Authority (“ITA”), (ii) the receipt of an option tax ruling from the ITA, (iii) the conditions to the consummation of the Merger, other than the consummation of the Domestication Merger and those other conditions, which by their nature shall only be satisfied on closing of the Merger, have been satisfied or waived by the party to the Merger Agreement entitled to waive such condition, (iv) the approval and adoption of Intec Parent’s Amended and Restated Certification of Incorporation and Amended and Restated Bylaws, (v) the approval of the Domestication Merger and the Domestication Merger Agreement by the shareholders of Intec Israel and the Domestication Merger Sub, as required by the Israeli Companies Law and (vi) at least 50 days have elapsed after the filing of the proposal for the Domestication Merger with the Israeli Companies’ Registrar and at least 30 days have elapsed after the approval of the Domestication Merger by Intec Israel shareholders.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Domestication Merger Agreement, which is filed as Exhibit 2.1, and which is incorporated herein by reference. The Domestication Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about the Company or Intec Parent or otherwise to modify or supplement any factual disclosures about the Company in its public reports filed with the Securities and Exchange Commission (“SEC”).

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements regarding management’s expectations, beliefs and intentions regarding, among other things, the Company’s product development efforts, business, financial condition, results of operations, strategies, plans and prospects. Forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The Company has based these forward-looking statements largely on its then-current expectations and projections about future events, as well as the beliefs and assumptions of management.

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Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: risks associated with Intec Israel’s ability to obtain the shareholder approval required to consummate the proposed Domestication Merger and the timing of the closing of the proposed Domestication Merger, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed Domestication Merger will not occur; the occurrence of any event, change, or other circumstances that could give rise to the termination of the Domestication Merger Agreement; the outcome of any legal proceedings that may be instituted against the Company following the announcement of the Domestication Merger Agreement and the transactions contemplated therein; unanticipated difficulties or expenditures relating to the proposed Domestication Merger; and the ability to recognize the anticipated benefits of the proposed Domestication Merger. These risks, as well as other risks and uncertainties associated with the proposed Domestication Merger, are discussed in the proxy statement/prospectus included in the Form S-4 (File No. 333-255389) filed with the SEC in connection with the proposed Domestication Merger (the “S-4 Registration Statement”). Additional risks and uncertainties are identified and discussed under the heading “Risk Factors” in the S-4 Registration Statement and in Intec Israel’s Annual Report on Form 10-K, as supplemented by its other periodic filings with the SEC.

All forward-looking statements speak only as of the date of this Current Report on Form 8-K and are expressly qualified in their entirety by the cautionary statements included in this Current Report on Form 8-K.  Except as required by applicable law or regulation, Intec Israel undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Shareholders should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information about the Proposed Merger and Where to Find It

This Current Report on Form 8-K relates to the proposed Domestication Merger. In connection with the proposed Domestication Merger and Merger, Intec Israel and Intec Parent filed the S-4 Registration Statement, which includes a document that serves as a proxy statement and prospectus of Intec Israel and Intec Israel plans to file other documents regarding the proposed Domestication Merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED DOMESTICATION MERGER. A definitive proxy statement/prospectus will be sent to the Company’s shareholders. Investors and security holders are able to obtain these documents free of charge from the SEC’s website at www.sec.gov. The documents filed by Intec Israel with the SEC may also be obtained free of charge from the Company by requesting them by mail at Intec Pharma Ltd., 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel.

Participants in the Solicitation

Intec Israel and its respective directors and executive officers and other members of management and employees and certain of their respective significant shareholders may be deemed to be participants in the solicitation of proxies from Intec Israel shareholders in respect of the proposed Domestication Merger. Information about Intec Israel’s directors and executive officers is available in Intec Annual Report on Form 10-K which was filed with the SEC on March 16, 2021. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed Domestication Merger. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the SEC and Intec Israel as indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statement and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of April 27, 2021, by and among Intec Pharma Ltd., Intec Parent, Inc. and Domestication Merger Sub Ltd.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2021

INTEC PHARMA LTD.

By:	/s/ Nir Sassi
Nir Sassi
Chief Financial Officer

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